Filed by Chevron Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation
Commission File No.: 001-08968

The following is a transcript of an interview of Mike Wirth, Chairman and CEO of Chevron Corporation, on CNBC’s “Mad Money” on April 15, 2019.

Jim Cramer:
All right I've been waiting and waiting for some consolidation from the oil industry. There are simply too many independent operators out there -- and the good ones by the way. And the stocks are so cheap that I figured something has to be inevitable. Finally on Friday we got the big one. Chevron told us that its buying Anadarko Petroleum, a holding in my Charitable Trust, which is a major exploration production company, for $33 billion. I think it is a very smart deal. It's a game changer. Do not take it from me. Let's get a closer look with Mike Wirth, the Chairman and CEO of Chevron, who's taking some time during a very busy period to tell us about this Anadarko acquisition. Mr. Wirth welcome to Mad Money. Good to see you sir. Have a seat.

Michael Wirth – Chairman & CEO of Chevron:
Good to see you.

Jim Cramer:
All right. Thank you Mike. I have long loved the Anadarko even from the days of Mr. Hackett, because I [inaudible] unbelievable properties. I was shocked that it never recovered, even from when they won the Colorado ballot for heaven's sake! How come it was so, so cheap and how did you know that was the right time to go?

Michael Wirth – Chairman & CEO of Chevron:
Well I'm not sure I can tell you exactly why it was the right time and why they have traded the way they have. They're a very good company. They've done a nice job high grading their portfolio. They've got good management. And we like everything about it. It's a good company, good assets, good people, and a good deal.

Jim Cramer:
And you're now number one in the best area of the country, if not the world.

Michael Wirth – Chairman & CEO of Chevron:
In the Permian Basin?

Jim Cramer:
Yes.

Michael Wirth – Chairman & CEO of Chevron:
We really like our position in the Permian. We like it even better now that we've been able to combine with -- or when we combine with -- with Anadarko. And it is it is a great resource for our country and a great one for our company.

Jim Cramer:
Some people been telling me that look the Permian is almost tapped out. Others have told me, “Are you kidding, with the new techniques we have, the new science we have -- there's years to play.”

Michael Wirth – Chairman & CEO of Chevron:
Years or decades.

Jim Cramer:
Decades.

Michael Wirth – Chairman & CEO of Chevron:
We have, you know, we're right now drilling hundreds of wells we see thousands and thousands of well locations and multiple benches that we'll be able to drill. And the technology does continue to get better, the practices get better and we see a lot of running room in the Permian.

Jim Cramer:
Before I turn to Permian, international has always been your specialty with Gulf Mexico. But you're all over the world. This Mozambique facility. I love it. But there are insurgents there. There is worry. How can you make it so that that's safe? Because that is one of the great -- you're getting a gift.

Michael Wirth – Chairman & CEO of Chevron:
Well it's a beautiful gas resource. And we've operated in Africa for 100 years. So we're not unfamiliar with some of the challenges that go with working in that part of the world. We've been in Nigeria, we've been in Angola, Republic of the Congo, South Africa. So we know Africa we know the precautions that we need to take to keep our people safe and our operations safe. And Anadarko has done a really nice job developing this project and we are highly supportive of their advancing it here prior to the merger and we look forward to a very successful project.

Jim Cramer:
Now you were able to get this -- some people are saying look, I mean my colleague David Faber said there was a mid 70s bid by Occidental. You can't tell me why Anadarko chose you because they chose you. You didn't. But your offer was one that they seemed to think was more compelling than another offer that was higher price. Why did why did they like Chevron? If you give me any hint at all about why.

Michael Wirth – Chairman & CEO of Chevron:
Well I can't really speak on behalf of their Board. I can tell you that we put together what we think is a full and compelling offer. There's a beautiful strategic fit between our two companies. We've got a very complementary position in the Permian, in the deep water, Mozambique, their people. It's baseball season Jim. It's a Grand Slam. Permian Basin, deep water Gulf of Mexico, Mozambique, people. It's a grand slam. It doesn’t get any better than that.

Jim Cramer:
You show people how contiguous you are. It's rather amazing how contiguous you are in Permian.

Michael Wirth – Chairman & CEO of Chevron:
We've got about 75 miles where we've got a very contiguous blocked up area that we can develop in with great efficiency and create real value for the shareholders of both companies.

Jim Cramer:
Now I was surprised to hear you're talking about maybe shedding 20 billion of assets. I mean do you really have that much that you're willing to sell?

Michael Wirth – Chairman & CEO of Chevron:
We've got a global portfolio and we've got a lot of value in really good assets from Chevron, really good assets that will come in from Anadarko. And we're going to operate in a disciplined capital regime. And we won't be able to fund everything that we have. What we've learned is there are projects that meet our economic thresholds, but they're not as strong as others in our inventory. And oftentimes those projects are a better fit for someone else. So we'll move assets out that are not the strongest assets in our portfolio that might be very good for others to operate and invest in.

Jim Cramer:
Did you know that Occidental was on the verge of making a bid the same day?

Michael Wirth – Chairman & CEO of Chevron:
You know we didn't know anything other than our negotiations and discussions with Anadarko.

Jim Cramer:
Were you surprised of subsequent to know that Vicki Hollub was about to make a move?

Michael Wirth – Chairman & CEO of Chevron:
You know I can't comment on that. I'll said we've put together a compelling offer. It's a certain offer and we intend to close.

Jim Cramer:
Okay. Now Pascagoula. That is the gigantic -- third largest U.S. processor heavy sulfur. Venezuelan crude. Now it looks like Venezuelan crude is not coming. So will would you do with that facility?

Michael Wirth – Chairman & CEO of Chevron:
Well we've got -- you can run a variety of crudes –

Jim Cramer:
But not yours from the Permian because it's light sweet.

Michael Wirth – Chairman & CEO of Chevron:
It's light sweet. So that's one of the challenges with all the light oil coming out of the U.S. is more of it will be exported. The U.S. refining system is built to run in different grades but those grades are available in the world and we're pretty efficient at optimizing feedstocks with shipping into refineries around the world to create value.

Jim Cramer:
One last question. Anadarko’s last quarter was not up to snuff according to stock market. I thought was okay. It had a lot -- had some natural gas, had some little mishaps, but that ultimately did create the ultimate value. Was there anything about that quarter that gave you any sort of trepidation about this?

Michael Wirth – Chairman & CEO of Chevron:
No we look through any quarterly or transient kinds of effects. This is a long term business.

Jim Cramer:
Well I want people to listen to that, see because this is what happens. They had one bad quarter. You and I both know that's a great company. I was in shock that it was hit so hard, given the reputation, how good they are, how good the properties are. That was a fabulous opportunity for you.

Michael Wirth – Chairman & CEO of Chevron:
It's a long-term business. They've got great assets, great people. We're really looking forward to bringing these together and creating value for the shareholders.

Jim Cramer:
Well I want to congratulate you. I thought it was great. And you upped the buyback the same day you did it. That is just fantastic. That's Mike Wirth, Chairman, CEO of Chevron. They bought one of my longtime favorites Anadarko and I think its going to be great for them. Mad Money’s back after the break.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron Corporation (“Chevron”) and Anadarko Petroleum Corporation (“Anadarko”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated annual operating cost and capital synergies and anticipated free cash flow accretion), the increase of Chevron’s share repurchase annual target, projected financial information, future opportunities, and any other statements regarding Chevron’s and Anadarko’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and Anadarko’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Anadarko stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or Anadarko’s respective businesses; the effect of this communication on Chevron’s or Anadarko’s stock prices; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Anadarko’s control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, including the anticipated annual operating cost and capital synergies; Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: changing crude oil and natural gas prices; changing refining, marketing and chemicals margins; Chevron's ability to realize anticipated cost savings and expenditure reductions; actions of competitors or regulators; timing of exploration expenses; timing of crude oil liftings; the competitiveness of alternate-energy sources or product substitutes; technological developments; the results of operations and financial condition of Chevron's suppliers, vendors, partners and equity affiliates, particularly during extended periods of low prices for crude oil and natural gas; the inability or failure of Chevron’s joint-venture partners to fund their share of operations and development activities; the potential failure to achieve expected net production from existing and future crude oil and natural gas development projects; potential delays in the development, construction or start-up of planned projects; the potential disruption or interruption of Chevron’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats and terrorist acts, crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries, or other natural or human causes beyond Chevron’s control; changing economic, regulatory and political environments in the various countries in which Chevron operates; general domestic and international economic and political conditions; the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; significant operational, investment or product changes required by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce greenhouse gas emissions; the potential liability resulting from other pending or future litigation; Chevron’s future acquisition or disposition of assets or shares or the delay or failure of such transactions to close based on required closing conditions; the potential for gains and losses from asset dispositions or impairments; government-mandated sales, divestitures, recapitalizations, industry-specific taxes, tariffs, sanctions, changes in fiscal terms or restrictions on scope of company operations; foreign currency movements compared with the U.S. dollar; material reductions in corporate liquidity and access to debt markets; the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies; Chevron's ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and the factors set forth under the heading “Risk Factors” on pages 18 through 21 of Chevron’s 2018 Annual Report on Form 10-K. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Chevron assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Anadarko. After the registration statement is declared effective Anadarko will mail a definitive proxy statement/prospectus to stockholders of Anadarko. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Anadarko may file with the SEC and send to Anadarko’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND ANADARKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Anadarko through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Anadarko will be available free of charge on Anadarko’s website at http://investors.anadarko.com.

Chevron and Anadarko and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anadarko is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 14, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 29, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.